NOTICE OF ANNUAL GENERAL AND SPECIAL

MEETING OF THE SHAREHOLDERS

ACREX VENTURES LTD.

TAKE NOTICE that the Annual General and Special Meeting of the Shareholders of ACREX VENTURES LTD. (hereinafter called the "Company") will be held in the Board Room, 1710 -1177 West Hastings Street, in the City of Vancouver, in the Province of British Columbia, Canada, on Wednesday, June 25, 2008 at the hour of 11:45 a.m. (local time) for the purpose of:

1.

Receiving and considering the Report to the Shareholders from the Board of Directors.

2.

Receiving and considering audited financial statements of the Company and the Auditor's Report thereon.

3.

Electing Directors for the ensuing year.

4.

Appointing Auditors for the ensuing year.

5.

Considering approval of the Company’s Stock Option Plan.

6.

Considering approval of Directors' actions and activities during the period since the last shareholders' meeting.

7.

Transacting such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the accompanying form of Proxy and to return it by mail or fax to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than 4:00 p.m. (Toronto local time) on Monday, June 23, 2008.

DATED at Vancouver, British Columbia,  May 15, 2008.

BY ORDER OF THE BOARD